Ecopetrol announces new Vice-President of Exploration

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that Jorge Arturo Calvache, Vice-President of Exploration has decided to retire as of June 1, 2021. The Company acknowledges and thanks Jorge for his leadership and contribution managing Ecopetrol’s Exploration business during the past two years.

In his replacement, Elsa Jeanneth Jaimes has been appointed to the position. Mrs. Jaimes graduated as a Geologist from Universidad Industrial de Santander in Colombia, with a master's degree in Petroleum Geology from the University of Texas. She has more than 29 years of professional experience in national and international companies that are part of the Ecopetrol Business Group, such as Ecopetrol S.A. and Hocol S.A., a company in which she had been serving as Vice President of Exploration since 2015 to date, and in which she also worked as exploration manager of the southern region from October 2014 to February 2015. She has also worked at Lasmo Oil, Petrobras, and OGX Petróleo e Gas Ltda.

Bogotá D.C., May 10, 2021

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Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network and is significantly increasing its share of bio-fuels. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co